OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

August 19, 2015

Via Electronic Transmission

Valerie Lithotomos, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Oppenheimer SteelPath Energy Equity Fund
File Nos.: 333-204627; 811-23061

Dear Ms. Lithotomos:

Thank you for your comments, provided in a telephone conversation August 17, 2015, with respect to the August 14, 2015 response letter (the “Third Response Letter”) for Oppenheimer SteelPath Energy Equity Fund (the “Fund”), regarding its amended registration statement on Form N-1A (the “Registration Statement”) filed on July 10, 2015. We have included your only comment in italics below, followed by our response.

Prospectus

Principal Investment Strategies

Please revise the fourth bullet point (set forth below), which was discussed in Comment No. 2 of your Third Response Letter. Specifically, please delete the phrase “including for example,” as we believe it provides too broad a universe of potential companies, and explain the meaning of the term “energy-intensive” in the context of “energy-related activities.”

•	Companies that are engaged in energy-related activities, including for example oilfield servicing, energy-intensive chemical, metal, industrial, manufacturing and engineering and construction companies, infrastructure and non-pipeline transportation and logistics companies, such as railroads and shipping companies.

To accommodate the Staff’s comment, we have:

•	Revised the sentence immediately preceding the four bullet points in the Principal Investment Strategies to read:

The Fund primarily focuses on energy companies engaging in:

•	Revised the fourth bullet point as follows:

•	Energy-related activities in the following areas: oilfield servicing, chemicals, metals manufacturing, construction and engineering, infrastructure and non-pipeline transportation and logistics companies, such as railroads and shipping companies.

•	Added the following disclosure to the Fund’s Principal Investment Strategies section to clarify for shareholders what is meant by “energy-related activities”:

For purposes of the Fund’s 80% policy, the Fund considers companies engaging in “energy-related activities” to be those companies not traditionally operating directly in the energy value chain, but whose business operations and services, products, and relationships support, interface with, or directly impact or is directly affected by, the primary business activities of companies in the energy value chain and the energy sector, and therefore are believed by the portfolio manager to be uniquely positioned to benefit from the changing dynamics, catalysts and opportunities related to the production, development and growth of energy, particularly in North America. Companies engaging in energy-related activities conduct business with Upstream, Midstream and Downstream companies, potentially alter the structure and operation of the energy value chain, and impact the energy sector overall.

Consequently, in light of the above definition, we believe the term “energy-intensive” is no longer necessary and have deleted it entirely.

*****

The Fund further acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

212-323-0310

tedwards@ofiglobal.com

Sincerely,

/s/ Taylor V. Edwards
Taylor V. Edwards
Vice President & Senior Counsel

cc:	Arthur S. Gabinet, Esq.
Cynthia Lo Bessette, Esq.
Edward Gizzi, Esq.
Ropes & Gray LLP